                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       Security Capital Industrial Trust
                               (Name of Issuer)

                     Common Shares of Beneficial Interest
                        (Title of Class of Securities)

                                 814138 10 3
                                (CUSIP Number)



  Jeffrey A. Klopf, Security Capital Group Incorporated, 125 Lincoln Avenue,
                   Santa Fe, New Mexico 87501 (505) 982-9292
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 20, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------
CUSIP NO. 814138 10 3
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  Security Capital Group Incorporated
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                                                       36-3692698
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS

 4        AF, BK

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Maryland
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          39,352,484
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          39,352,484
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          39,352,484
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          48.31
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------
  CUSIP NO. 814138 10 3
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  ______________________
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William D. Sanders
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          AF, BK
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          269,404
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             39,352,484
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          269,404
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          39,352,484
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      39,621,888
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.64
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
- ------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     Shares of Beneficial Interest, par value $.01 per share, of Security Capital Industrial Trust, 3200 Cherry Creek South Drive, Denver, Colorado 80209.

ITEM 2.  IDENTITY AND BACKGROUND

     The persons listed in Numbers 1 through 4 below are persons filing this statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit A hereto. The persons listed in Numbers 5 through 18 below are persons enumerated in Instruction C to this statement as general partners, executive officers, directors and/or controlling persons of persons filing this statement.

1. (a) Name and Organization: Security Capital Realty Incorporated, a Maryland corporation;
     (b) Principal Business: Creating and controlling a family of real estate investment trusts;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (d) Security Capital Realty Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) Security Capital Realty Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

2. (a) Name and Organization: SECAP REALTY Incorporated, a Delaware corporation;
     (b) Principal Business: Acting as REIT Manager for Security Capital Realty Incorporated;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (d) SECAP REALTY Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) SECAP REALTY Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

3. (a) Name and Organization: Security Capital Group Incorporated, a Delaware corporation;
     (b) Principal Business: Creating and controlling REIT Managers of various real estate investment trusts that are created and controlled by Security Capital Realty Incorporated;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (d) Security Capital Group Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) Security Capital Group Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

4.   (a)  Name:  William D. Sanders;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Chairman of the Board and Chief Executive Officer of Security Capital Group Incorporated;
     (d) Mr. Sanders has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Sanders has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

5.   (a)  Name:  C. Ronald Blankenship;

     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Chairman of Property Trust of America;
     (d) Mr. Blankenship has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Blankenship has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

6.   (a)  Name:  Thomas P. Garrigan;
     (b)  Business Address:  7777 Market Center Avenue, El Paso, Texas 79912
     (c) Principal Employment: Senior Vice President and Controller of Security Capital Realty Incorporated and Security Capital (Southwest) Incorporated;
     (d) Mr. Garrigan has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Garrigan has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

7.   (a)  Name:  Constance B. Moore;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Senior Vice President of Security Capital Realty Incorporated;
     (d) Ms. Moore has not been convicted in a criminal proceeding during the last five years;
     (e) Ms. Moore has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

8.   (a)  Name:  James C. Potts;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Managing Director of Security Capital Realty Incorporated and Security Capital (Southwest) Incorporated;
     (d) Mr. Potts has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Potts has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

9.   (a)  Name:  R. Scot Sellers
     (b)  Business Address:  900 North Michigan Avenue, Chicago, IL 60611;
     (c) Principal Employment: Senior Vice President of Security Capital Realty Incorporated;
     (d) Mr. Sellers has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Sellers has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

10.  (a)  Name:  Paul E. Szurek;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Senior Vice President of Security Capital Group Incorporated;
     (d) Mr. Szurek has not been convicted in a criminal proceeding during the last five years;

     (e) Mr. Szurek has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

11.  (a)  Name:  Thomas G. Wattles;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Co-Chairman of Security Capital Industrial Trust and Managing Director of Security Capital Realty Incorporated;
     (d) Mr. Wattles has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Wattles has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

12.  (a)  Name:  Samuel W. Bodman;
     (b)  Business Address:  75 State Street, Boston, Massachusetts 02109;
     (c) Principal Employment: Chairman and Chief Executive Officer of Cabot Corporation;
     (d) Mr. Bodman has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Bodman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

13.  (a)  Name:  John P. Frazee, Jr.;
     (b) Business Address: 9512 Bull Headley Road, Quin Que Farm, Tallahassee, Florida 32312;
     (c)  Principal Employment:  Director of Security Capital Group
          Incorporated;
     (d) Mr. Frazee has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Frazee has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

14.  (a)  Name:  Cyrus F. Freidheim, Jr.;
     (b)  Business Address:  225 West Wacker Drive, Chicago, Illinois 60606;
     (c)  Principal Employment:  Vice Chairman of Booz, Allen & Hamilton, Inc.;
     (d) Mr. Freidheim has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Freidheim has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

15.  (a)  Name:  H. Laurence Fuller;
     (b)  Business Address:  200 East Randolph Drive, Chicago, IL 60601;
     (c)  Principal Employment:  Executive Officer of Amoco Corporation;
     (d) Mr. Fuller has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Fuller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

16.  (a)  Name:  Ray L. Hunt;
     (b)  Business Address:  1445 Ross at Field, 20th Floor, Dallas, TX 75202;
     (c) Principal Employment: Chairman, President and Chief Executive Officer of Hunt Consolidated, Inc., and Chairman and Chief Executive Officer of Hunt Oil Company;
     (d) Mr. Hunt has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Hunt has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

17.  (a)  Name:  Peter S. Willmott;
     (b) Business Address: 919 North Michigan Avenue, Suite 1220, Chicago, IL 60611;
     (c) Principal Employment: Chairman and Chief Executive Officer of Willmott Services, Inc.;
     (d) Mr. Willmott has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Willmott has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

18.  (a)  Name:  Stephen T. Clark;
     (b)  Business Address:  600 Atlantic Avenue, 29th Floor, Boston, MA 02210;
     (c)  Principal Employment:  Partner at Harvard Management Company, Inc.;
     (d) Mr. Clark has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Clark has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Security Capital Realty Incorporated ("REALTY") acquired SCI's Shares of Beneficial Interest, $.01 par value per share (the "Shares"), (or shares in SCI's predecessor that converted into Shares) primarily by purchase from REALTY's working capital. In particular, REALTY purchased $40 million of shares in SCI's predecessor at $10.00 per share in August 1992, REALTY purchased $75 million of Shares at $11.00 per Share in March 1993, and REALTY purchased $92 million of Shares at $11.50 per Share in December 1993. In addition, on March 31, 1993, REALTY purchased $2,260,474 of Shares at $10.00 per Share, and loan advances from REALTY to SCI of approximately $1.9 million were converted into Shares at $10.00 per Share.

ITEM 4.  PURPOSE OF TRANSACTION

     REALTY has purchased SCI's Shares to provide SCI with capital to acquire industrial properties. REALTY and Mr. Sanders intend to play a major role in the direction of SCI for the purpose of maximizing the value of SCI. Except as otherwise noted, REALTY and the other persons filing this statement do not have any plans or proposals that relate to or would result in the following:

     (a) The acquisition of additional securities of SCI or the disposition of securities of SCI, except that REALTY and the other persons filing this statement may acquire Shares in the future at the same times and on the same terms available to other shareholders or to the general public;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SCI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of SCI or any of its subsidiaries;

     (d) Any change in the present board of trustees or management of SCI, including any plans or proposals to change the number or term of trustees or to fill existing vacancies on the board, except the election of Messrs. Edward H. Austin, Jr. and John H. Robson as trustees of SCI to fill vacancies in the board resulting from the recent expansion of the board;

     (e) Any material change in the present capitalization or dividend policy of SCI;

     (f)  Any other material change in SCI's business or corporate structure;

     (g) Changes in SCI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h)  Causing the Shares to be delisted from the New York Stock Exchange;

     (i) A class of equity securities of SCI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                                     Number of Shares   Percent of
Person                                              Beneficially Owned  All Shares
- ------                                              ------------------  ----------

Security Capital Realty Incorporated                        19,002,880       51.70
     SECAP REALTY Incorporated(1)                           19,002,880       51.70
     Security Capital Group Incorporated(1)                 19,002,880       51.70
     William D. Sanders (Corporate Ownership)(1)            19,002,880       51.70
William D. Sanders (Personal Ownership)(2)                     173,809           *
C. Ronald Blankenship                                                0           0
Thomas P. Garrigan                                               1,739           *
Constance B. Moore                                               5,200           *
James C. Potts                                                       0           0
R. Scot Sellers                                                  3,407           *
Paul E. Szurek                                                       0           0
Thomas G. Wattles                                                5,753           *
Samuel W. Bodman                                                43,478           *
John P. Frazee, Jr.                                             17,391           *
Cyrus F. Freidheim, Jr.                                          4,362           *
H. Laurence Fuller                                                   0           0
Ray L. Hunt                                                    130,435           *
Peter S. Willmott                                                    0           0
Stephen T. Clark                                                     0           0

*  less than 1%

(1) These Shares are owned of record by Security Capital Realty Incorporated. SECAP REALTY Incorporated, a wholly owned subsidiary of Security Capital Group Incorporated, is the REIT Manager of Security Capital Realty Incorporated. SECAP REALTY Incorporated and Security Capital Group Incorporated may therefore be deemed to share voting and dispositive power with respect to these Shares. Mr. Sanders may also be deemed to beneficially own these Shares, because he shares voting and dispositive power with respect to all Shares owned by Security Capital Realty Incorporated. Security Capital Realty Incorporated and Mr. Sanders intend to play a major role in the direction of SCI for the purpose of maximizing the value of SCI.

(2) 107,603 of these Shares (0.30% of all Shares) are owned by Mr. Sanders directly. Mr. Sanders may be deemed to beneficially own 66,206 of these Shares (0.18% of all Shares) that are owned of record by CAMPR Partners, LTD, a family entity of which Mr. Sanders is general partner and with respect to which he shares voting and dispositive power.

     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the persons listed in the above tables.

     (e) No person filing this statement has ceased to be a beneficial owner of more than five percent of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          SCI and REALTY are parties to an Investor Agreement, dated as of November 18, 1993 (the "Investor Agreement"), which required REALTY to invest a minimum of $75 million in SCI's December 1993 private offering, subject to certain conditions. The Investor Agreement, among other things, requires SCI to obtain REALTY's approval of (i) SCI's annual operating budget and substantial deviations therefrom, (ii) contracts for investment management, property management or leasing services or that contemplate annual payments in excess of $100,000 and (iii) acquisitions or dispositions in a single transaction or a group of related transactions where the purchase price exceeds $5 million. The Investor Agreement also provides that, so long as REALTY owns at least 10% of SCI's outstanding securities, SCI may not increase its Board of Trustees to more than seven members. REALTY is entitled to designate one or more persons as Trustees, and SCI is obligated to use its best efforts to cause the election of such persons as follows: (i) so long as REALTY owns at least 10% but less than 20% of the outstanding Shares, it is entitled to nominate two persons; and (ii) so long as REALTY owns at least 20% of the outstanding Shares, it is entitled to nominate three persons. A copy of the Investor Agreement is filed as Exhibit B hereto.

          SCI's Amended and Restated Declaration of Trust restricts ownership of SCI's outstanding Shares by a single person, or persons acting as a group, to 9.8% of such Shares. The purposes of this provision are to assist in preserving SCI's REIT status and to protect the interests of SCI's shareholders in takeover transactions by preventing the acquisition of a substantial block of Shares unless the acquiror makes a cash tender offer for all outstanding Shares. SCI's Board of Trustees has exempted REALTY from this restriction. A copy of the Amended and Restated Declaration of Trust is filed as Exhibit C hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following are filed as exhibits: a written agreement relating to the filing of the joint acquisition statement, a copy of the Investor Agreement dated as of November 19, 1993 between SCI and REALTY, and a copy of SCI's Amended and Restated Declaration of Trust.

     This Amendment No. 1 (this "Amendment") is being filed to a Schedule 13D, dated March 10, 1994, and filed by Security Capital Realty Incorporated, a Maryland corporation ("REALTY"), SECAP REALTY Incorporated, a Delaware corporation ("SECAP REALTY"), Security Capital Group Incorporated, a Delaware corporation ("GROUP"), and William D. Sanders, an individual ("Sanders"), on March 11, 1994 (the "13D").

ITEM 1.   SECURITY AND ISSUER.

     This Amendment relates to Shares of Beneficial Interest, $.01 par value (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), whose principal executive offices are at 3200 Cherry Creek South Drive, Denver, Colorado 80209.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 of the 13D is hereby amended and restated in its entirety as follows:

     The persons listed in Numbers 1 through 4 below are persons filing this statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit A hereto. The persons listed in Numbers 5 through 16 below are persons enumerated in Instruction C to this statement as general partners, executive officers, directors and/or controlling persons of persons filing this statement.


(f) (a) Name and Organization: Security Capital Realty Incorporated, a Maryland corporation;
     (b) Principal Business: Creating and controlling a family of real estate investment trusts;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (d) Security Capital Realty Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) Security Capital Realty Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

(g) (a) Name and Organization: SECAP REALTY Incorporated, a Delaware corporation;
     (b) Principal Business: Acting as REIT Manager for Security Capital Realty Incorporated;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (d) SECAP REALTY Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) SECAP REALTY Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

(h) (a) Name and Organization: Security Capital Group Incorporated, a Delaware corporation;
     (b) Principal Business: Creating and controlling REIT Managers of various real estate investment trusts that are created and controlled by Security Capital Realty Incorporated;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (d) Security Capital Group Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) Security Capital Group Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

(i)  (a)  Name:  William D. Sanders;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Chairman of the Board and Chief Executive Officer of Security Capital Group Incorporated;

     (d) Mr. Sanders has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Sanders has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(j)  (a)  Name:  C. Ronald Blankenship;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Chairman of Property Trust of America;
     (d) Mr. Blankenship has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Blankenship has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(k)  (a)  Name:  Anthony R. Manno, Jr.;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Managing Director of Security Capital Realty Incorporated;
     (d) Mr. Manno has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Manno has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(l)  (a)  Name:  James C. Potts;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Managing Director of Security Capital Realty Incorporated and Chairman of Security Capital Atlantic Incorporated;
     (d) Mr. Potts has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Potts has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(m)  (a)  Name:  Thomas G. Wattles;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Managing Director of Security Capital Realty Incorporated and Co-Chairman of Security Capital Industrial Trust;
     (d) Mr. Wattles has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Wattles has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(n)  (a)  Name:  Samuel W. Bodman;
     (b)  Business Address:  75 State Street, Boston, Massachusetts 02109;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Chairman and Chief Executive Officer of Cabot Corporation;
     (d) Mr. Bodman has not been convicted in a criminal proceeding during the last five years;

     (e) Mr. Bodman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(o)  (a)  Name:  Stephen T. Clark;
     (b)  Business Address:  600 Atlantic Avenue, 29th Floor, Boston, MA 02210;
     (c) Principal Employment: Director of Security Capital Realty Incorporated and Partner at Harvard Management Company, Inc.;
     (d) Mr. Clark has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Clark has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(p)  (a)  Name:  John P. Frazee, Jr.;
     (b) Business Address: 9512 Bull Headley Road, Quin Que Farm, Tallahassee, Florida 32312;
     (c)  Principal Employment:  Director of Security Capital Group
          Incorporated;
     (d) Mr. Frazee has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Frazee has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(q)  (a)  Name:  Cyrus F. Freidheim, Jr.;
     (b)  Business Address:  225 West Wacker Drive, Chicago, Illinois 60606;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Vice Chairman of Booz, Allen & Hamilton, Inc.;
     (d) Mr. Freidheim has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Freidheim has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(r)  (a)  Name:  H. Laurence Fuller;
     (b)  Business Address:  200 East Randolph Drive, Chicago, IL 60601;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Chief Executive Officer of Amoco Corporation;
     (d) Mr. Fuller has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Fuller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(s)  (a)  Name:  Ray L. Hunt;
     (b)  Business Address:  1445 Ross at Field, 20th Floor, Dallas, TX 75202;
     (c) Principal Employment: Director of Security Capital Group Incorporated; Chairman, President and Chief Executive Officer of Hunt Consolidated, Inc.; and Chairman and Chief Executive Officer of Hunt Oil Company;
     (d) Mr. Hunt has not been convicted in a criminal proceeding during the last five years;

     (e) Mr. Hunt has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(t)  (a)  Name:  John T. Kelley, III
     (b)  Business Address:  7777 Market Center Avenue, El Paso, Texas  79912;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Trustee of Property Trust of America;
     (d) Mr. Kelley has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Kelley has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

(u)  (a)  Name:  Peter S. Willmott;
     (b) Business Address: 919 North Michigan Avenue, Suite 1220, Chicago, IL 60611;
     (c) Principal Employment: Chairman and Chief Executive Officer of Willmott Services, Inc.;
     (d) Mr. Willmott has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Willmott has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The purchases referred to in Item 5 below were, with respect to individuals, made from personal funds, and with respect to corporations, made from general corporate funds.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) REALTY may continue to purchase Shares at the same times and on the same terms available to other shareholders or to investors generally, both in open market purchases and in future public offerings.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a),(b) To the filing persons' belief, the following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person, to the filing persons' belief, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

                                                     Number of Shares   Percent of
Person                                              Beneficially Owned  All Shares
- ------                                              ------------------  -----------
Security Capital Realty Incorporated                        23,038,332        49.5%
     SECAP REALTY Incorporated(1)                           23,038,332        49.5%
     Security Capital Group Incorporated(1)                 23,038,332        49.5%
     William D. Sanders (Corporate Ownership)(1)            23,038,332        49.5%



William D. Sanders (Personal Ownership)(2)                     219,394           *
C. Ronald Blankenship                                              400           *
Anthony R. Manno, Jr.                                                0           0
James C. Potts                                                     400           *
Thomas G. Wattles                                                8,629           *
Samuel W. Bodman                                                48,308           *
Stephen T. Clark                                                     0           0
John P. Frazee, Jr.                                             19,791           *
Cyrus F. Freidheim, Jr.                                          4,846           *
H. Laurence Fuller                                                 844           *
Ray L. Hunt                                                    156,770           *
John T. Kelley, III                                             65,538           *
Peter S. Willmott                                                    0           0
- ---------------------

     * less than 1%

(1) These Shares are owned of record by REALTY. SECAP REALTY, a wholly owned subsidiary of GROUP, is the REIT manager of REALTY. SECAP REALTY and GROUP may therefore be deemed to share voting and dispositive power with respect to these Shares. Sanders may also be deemed to beneficially own these Shares, because he shares voting and dispositive power with respect to all securities owned by REALTY. REALTY and Sanders intend to play a major role in the direction of SCI for the purpose of maximizing the value of SCI.

(2) 120,447 of these Shares are owned by Sanders directly. Sanders may be deemed to beneficially own 2,275 of these Shares that are owned of record by Sanders' children and 74,006 and 22,666 of these Shares that are owned of record by CAMPR Partners, LTD and Sanders Partners Incorporated, respectively, family entities with respect to which he shares voting and dispositive power.

     (c) To the filing persons' belief, none of the persons named in Item 2 effected any transactions in the Shares during the past 60 days, except that the following persons acquired beneficial ownership of Shares in the quantities indicated in SCI's public rights offering, which closed on June 21, 1994, at a purchase price of $15.125 per Share.


                                                      Number of Shares
Person                                              Beneficially Acquired
- ------                                              ---------------------
Security Capital Realty Incorporated                            3,517,483
     SECAP REALTY Incorporated(1)                               3,517,483
     Security Capital Group Incorporated(1)                     3,517,483
     William D. Sanders (Corporate Ownership)(1)                3,517,483
William D. Sanders (Personal Ownership)(2)                         21,935
Thomas G. Wattles                                                     638
Samuel W. Bodman                                                    4,830
Cyrus F. Freidheim, Jr.                                               484
H. Laurence Fuller                                                     44
Ray L. Hunt                                                        15,666

_____________________

(1) These Shares were acquired by REALTY. SECAP REALTY, GROUP and Sanders may therefore be deemed to share voting and dispositive power with respect to these Shares.

(2) 12,044 of these Shares were acquired by Sanders directly and Sanders may be deemed to beneficially own 225 Shares that were acquired by Sanders' children, 2,266 Shares that were acquired by Sanders Partners Incorporated and 7,400 Shares that were acquired by CAMPR Partners, LTD.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the persons listed in the above tables.

     (e) No person filing this statement has ceased to be a beneficial owner of more than five percent of the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto. A power of attorney and confirming statement executed by Sanders is filed as Exhibit B hereto.

     This Amendment No. 2 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Realty Incorporated, a Maryland corporation ("REALTY"), SECAP REALTY Incorporated, a Delaware corporation, Security Capital Group Incorporated, a Delaware corporation, and William D. Sanders, an individual ("Sanders"), on March 11, 1994, and amended on August 16, 1994 (as so amended, the "13D").

ITEM 1.  SECURITY AND ISSUER.

     This Amendment relates to Shares of Beneficial Interest, $.01 par value (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 3200 Cherry Creek South Drive, Denver, Colorado 80209.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     REALTY's purchase referred to in Item 6 below will be made from general corporate funds, and the amount of such purchase will be $149,450,000.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) The purpose of REALTY's acquisition referred to in Item 6 below is to maintain its controlling interest in SCI. REALTY may continue to purchase Shares at the same times and on the same terms available to other shareholders or to investors generally, both in open market purchases and in future public offerings.

ITEM 6.  INTEREST IN SECURITIES OF ISSUER.

     In connection with SCI's current underwritten public offering of Shares, REALTY entered into a purchase agreement with SCI on September 28, 1994, pursuant to which REALTY agreed to purchase 9,800,000 Shares at a price of $15.25 per Share, which is the same as the public offering price. Also in connection with such underwritten offering, REALTY, Sanders and Thomas G. Wattles, a Managing Director of REALTY and Co-Chairman of SCI (in addition to certain other trustees and officers of SCI), have agreed not to sell any securities of SCI which are substantially similar to the Shares (with certain exceptions) until 90 days after the last sale of Shares by SCI to the underwriters pursuant to the offering, without the prior written consent of Goldman, Sachs & Co., the managing underwriter for the offering.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto. A Purchase Agreement, dated September 28, 1994, between REALTY and SCI is filed as Exhibit B hereto. Letter agreements by REALTY, Sanders and Thomas G. Wattles (form thereof), respectively, to the underwriters named therein, are filed as Exhibits C, D and E hereto.

     This Amendment No. 3 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Realty Incorporated, a Maryland corporation ("REALTY"), SECAP REALTY Incorporated, a Delaware corporation ("SECAP"), Security Capital Group Incorporated, a Delaware corporation ("GROUP"), and William D. Sanders, an individual ("Sanders"), on March 11, 1994, and amended on August 16, 1994 and September 28, 1994 (as so amended, the "13D").

ITEM 1.  SECURITY AND ISSUER.

     This Amendment relates to Shares of Beneficial Interest, $.01 par value (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 3200 Cherry Creek South Drive, Denver, Colorado 80209.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     REALTY's purchase referred to in Item 5(c) below was made from funds borrowed under REALTY's two-year, $200 million revolving credit line with Wells Fargo Realty Advisors Funding Inc., as agent bank, and the amount of such purchase was $149,450,000. Sanders' purchase was made from personal funds and from funds borrowed under a personal credit line with Morgan Guaranty Trust Company of New York, and the amount of such purchase was $768,625.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) The purpose of REALTY's acquisition referred to in Item 5(c) below was to maintain its controlling interest in SCI. The purpose of Sanders' acquisition was for investment. REALTY and Sanders may continue to purchase Shares at the same times and on the same terms available to other shareholders or to investors generally, both in open market purchases and in future public offerings.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a), (b) Including the acquisition referred to in Item 5(c) below, REALTY currently owns 32,838,332 Shares, which represents 51.0% of the outstanding Shares. SECAP, GROUP and Sanders may be deemed to beneficially own the Shares owned by REALTY. In addition, Sanders directly owns 170,003 Shares (0.26% of all Shares) and may be deemed to beneficially own 99,402 Shares (0.15% of all Shares) owned of record by his children and by Sanders Partners Incorporated and CAMPR Partners Incorporated.

     (c) Sanders purchased 1,000 and 49,000 Shares in the open market on October 5, 1994 at prices of $15.25 per Share and $15.375 per Share, respectively. In connection with SCI's underwritten public offering of Shares that closed on October 5, 1994, REALTY purchased 9,800,000 Shares from SCI on such date at a price of $15.25 per Share, which was the same as the public offering price.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

     This Amendment No. 4 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("GROUP"), SECAP Realty Incorporated, a Delaware corporation ("SECAP"), Security Capital Group Incorporated, a Delaware corporation ("Old GROUP"), and William D. Sanders, an individual ("Sanders"), on March 11, 1994, and amended on August 16, 1994, September 28, 1994 and October 7, 1994 (as so amended, the "13D").

ITEM 1.  SECURITY AND ISSUER.

     This Amendment relates to common shares of beneficial interest, $.01 par value per share (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 14100 East 35th Place, Aurora, Colorado 80011.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the 13D is hereby amended to eliminate Old GROUP and SECAP as persons filing this statement. Old GROUP was merged with and into GROUP, then known as Security Capital Realty Incorporated, effective on January 1, 1995. SECAP, formerly a wholly owned subsidiary of GROUP, has been dissolved.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The source and amount of consideration for the 5,474,722 Shares that GROUP's wholly owned subsidiary, SC Realty Incorporated, a Nevada corporation ("SC Realty"), has agreed to purchase in SCI's public rights offering will be funds borrowed under SC Realty's revolving credit line with Wells Fargo Realty Advisors Funding Inc., as agent bank, and the amount of such purchase will be $84,173,850.75.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) The purpose of the acquisition referred to in Item 6 below will be to maintain GROUP's controlling interest in SCI. GROUP and Sanders may continue to purchase Shares at the same times and on the same terms available to other shareholders or to investors generally, directly, in open market purchases and in future public offerings.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a), (b) GROUP owns 32,848,332 Shares, representing 50.44% of the outstanding Shares. Sanders may be deemed to beneficially own all of the Shares owned by GROUP, and in addition, Sanders directly owns 170,447 Shares (0.26% of all Shares) and may be deemed to beneficially own 98,947 Shares (0.15% of all Shares) owned of record by his children and by Sanders Partners Incorporated and CAMPR Partners Incorporated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the 13D is hereby amended and supplemented as follows:

     On August 23, 1995, SCI, GROUP and SC Realty entered into a supplemental investment agreement, pursuant to which GROUP and SC Realty have agreed that SC Realty will fully exercise the rights initially issued to it to purchase 5,474,722 Shares in SCI's public rights offering.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto. The First Supplemental Investment Agreement, dated as of August 23, 1995, among SCI, GROUP and SC Realty is filed as Exhibit B hereto.

     This Amendment No. 5 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("GROUP"), and William D. Sanders, an individual ("Sanders"), on March 11, 1994, and amended on August 16, 1994, September 28, 1994, October 7, 1994 and August 24, 1995 (as so amended, the "13D").

ITEM 1.  SECURITY AND ISSUER.

     This Amendment relates to common shares of beneficial interest, $.01 par value per share (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 14100 East 35th Place, Aurora, Colorado 80011.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The source of consideration for the 6,504,066 Shares that GROUP's wholly owned subsidiary, SC Realty Incorporated, a Nevada corporation ("SC Realty"), purchased in SCI's public rights offering as described in Item 5(c) below was funds borrowed under SC Realty's revolving credit line with Wells Fargo Realty Advisors Funding Inc., as agent bank, and the amount of such purchase was $100,000,015.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) The purpose of GROUP's purchase described in Item 5(c) below was to maintain GROUP's controlling interest in SCI. GROUP and Sanders may continue to purchase Shares at the same times and on the same terms available to other shareholders or to investors generally, directly, in open market purchases and in future public offerings.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a), (b) Including the purchases described in Item 5(c) below, GROUP's wholly owned subsidiary, SC Realty, owns 39,352,398 Shares, representing 48.3% of the outstanding Shares.

     (c) GROUP's wholly owned subsidiary, SC Realty, purchased 6,504,066 Shares at a price of $15.375 per Share in SCI's public rights offering which closed on September 26, 1995. 5,474,722 of such Shares were purchased pursuant to the exercise of rights distributed to GROUP and 1,029,344 of such Shares were purchased pursuant to the exercise of rights acquired by GROUP on the New York Stock Exchange.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

     This Amendment No. 6 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("GROUP"), SECAP Realty Incorporated, a Delaware corporation ("SECAP"), Security Capital Group Incorporated, a Delaware corporation ("Old GROUP"), and William D. Sanders, an individual ("Sanders"), on March 11, 1994, and amended on August 16, 1994, September 28, 1994, October 7, 1994, August 24, 1995 and September 30, 1995 (as so amended, the "13D").

ITEM 1.  SECURITY AND ISSUER.

     This Amendment relates to common shares of beneficial interest, $.01 par value per share (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 14100 East 35th Place, Aurora, Colorado 80011.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The source and amount of consideration for the 3,279,374 Shares that GROUP's wholly owned subsidiary, SC Realty Incorporated, a Nevada corporation ("SC Realty"), has agreed to purchase in SCI's public rights offering will be funds borrowed under SC Realty's revolving credit line with Wells Fargo Realty Advisors Funding Inc., as agent bank, and the amount of such purchase will be $56,569,201.50.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) The purpose of the acquisition referred to in Item 6 below will be to maintain GROUP's controlling interest in SCI. GROUP and Sanders may continue to purchase Shares at the same times and on the same terms available to other shareholders or to investors generally, directly, in open market purchases and in future public offerings.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a), (b) GROUP owns 39,352,484 Shares, representing 48.31% of the outstanding Shares. Sanders may be deemed to beneficially own all of the Shares owned by GROUP, and in addition, Sanders directly owns 170,457 Shares (0.21% of all Shares) and may be deemed to beneficially own 98,947 Shares (0.12% of all Shares) owned of record by his children and by Sanders Partners Incorporated and CAMPR Partners Incorporated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the 13D is hereby amended and supplemented as follows:

     On August 20, 1996, SCI, GROUP and SC Realty entered into a purchase agreement, pursuant to which GROUP and SC Realty have agreed that SC Realty will fully exercise the rights initially issued to it to purchase 3,279,374 Shares in SCI's public rights offering.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto. The First Supplemental Investment Agreement, dated as of August 23, 1995, among SCI, GROUP and SC Realty is filed as Exhibit B hereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1996
- ---------------
    Date


                                       SECURITY CAPITAL GROUP INCORPORATED


                                       By: /s/ Jeffrey A. Klopf
                                           -------------------------------
                                           Jeffrey A. Klopf
                                           Secretary


                                       WILLIAM D. SANDERS


                                       By: /s/ Ariel Amir
                                           -------------------------------
                                           Ariel Amir
                                           Attorney-in-fact pursuant to a
                                           Power of Attorney filed as
                                           Exhibit B to Amendment No. 1
                                           to the Schedule 13D, which is
                                           incorporated by reference

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT A      Agreement relating to filing of joint statement.

EXHIBIT B      Purchase Agreement, dated as of August 20, 1996, among SCI,
               GROUP and SC Realty.

                                   EXHIBIT A
                                   ---------


     This Agreement is entered into by and among Security Capital Group Incorporated, a Maryland corporation, and William D. Sanders, an individual.

     Each of the persons named above hereby agrees that the Amendment to the
Schedule 13D of even date herewith and to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such person.

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 20th day of August, 1996.

                              SECURITY CAPITAL GROUP INCORPORATED


                              By: /s/ Jeffrey A. Klopf
                                  ---------------------------------
                                  Jeffrey A. Klopf
                                  Secretary


                              WILLIAM D. SANDERS


                              By: /s/ Ariel Amir
                                  ---------------------------------
                                  Ariel Amir
                                  Attorney-in-fact pursuant to a
                                  Power of Attorney filed as
                                  Exhibit B to Amendment No. 1
                                  to the Schedule 13D, which is
                                  incorporated by reference

                                   EXHIBIT B
                                   ---------

                               PURCHASE AGREEMENT

     THIS PURCHASE AGREEMENT (this "Agreement") is made and entered into as of August 20, 1996, by and between Security Capital Industrial Trust, a Maryland real estate investment trust (the "Company"), Security Capital Group Incorporated, a Maryland corporation ("Parent"), and SC Realty Incorporated, a Maryland corporation (the "Purchaser").

     WHEREAS, the Purchaser desires to purchase additional common shares of beneficial interest, $.01 par value per share, of the Company (the "Shares") in the Company's proposed public rights offering (the "Offering"); and

     WHEREAS, the Purchaser is willing to purchase such Shares upon the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties and agreements contained herein, the parties hereto agree as follows:

     1. Purchase of Shares. Subject to the terms and conditions set forth herein, the Purchaser agrees to fully exercise the rights initially issued to it to purchase 3,279,374 Shares in the Offering, and Parent agrees to take all action required to be taken by it in connection with such exercise of rights by the Purchaser.

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser and Parent as follows:

         (a) Due Organization and Qualification. The Company is a real estate investment trust duly organized, validly existing and in good standing under the laws of the State of Maryland, with full power to own its properties and to conduct its business as now conducted. The Company is duly qualified to do business, and is in good standing, in each jurisdiction where such qualification is required, except where the failure to so qualify will not have a material adverse effect on the Company and its subsidiaries taken as a whole.

         (b) Authorization. The Company has the requisite power to enter into this Agreement and to carry out its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles and except as the enforceability of rights to indemnification or contribution hereunder may be limited by applicable federal or state securities laws or rules. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor compliance with the terms, conditions or provisions of this Agreement will result in a violation or breach of any of the terms, conditions or provisions of the Company's Amended and Restated Declaration of Trust, as amended and supplemented (the "Declaration of Trust"), or bylaws or any material agreement or instrument to which the Company is a party or by which the Company or any of its properties is bound, or constitute a default or create a right of termination or acceleration thereunder, or result in the creation or imposition of any security interest, mortgage, lien, charge or encumbrance of any nature whatsoever upon the Company or any of its properties or assets, which in any such case would have a material adverse effect on the Company and its subsidiaries taken as a whole.

          (c) Issuance. The Shares, when sold and delivered by the Company to the Purchaser pursuant to this Agreement, will be duly authorized, validly issued and, when paid for, will be fully paid and, except as described in the prospectus supplement relating to the Offering, nonassessable.

     3. Representations and Warranties of the Purchaser and Parent. The Purchaser and Parent hereby represent and warrant to the Company as follows:

          (a) Due Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full power to own its properties and to conduct its business as now conducted. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, with full power to own its properties and to conduct its business as now conducted.

          (b) Authorization. Each of the Purchaser and Parent has the requisite power to enter into this Agreement and to carry out its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Purchaser and Parent and constitutes a valid and binding agreement of the Purchaser and Parent enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles and except as the enforceability of rights to indemnification or contribution hereunder may be limited by applicable federal or state securities laws or rules. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor compliance with the terms, conditions or provisions of this Agreement will result in a violation or breach of any of the terms, conditions or provisions of the Purchaser's or Parent's charter or bylaws.

     4. Conditions to the Obligations of the Company. The obligations of the Company under this Agreement are subject to the fulfillment of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties in this Agreement made by the Purchaser and Parent shall be true in all material respects on the date hereof.

          (b) Performance. The Purchaser and Parent shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by them.

     5. Conditions to the Obligations of the Purchaser and Parent. The obligations of the Purchaser and Parent under this Agreement are subject to the fulfillment of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties in this Agreement made by the Company shall be true in all material respects on the date hereof.

          (b) Performance. The Company shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by the Company.

          (c) The Offering. The Shares shall have been offered and sold in the Offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and a prospectus supplement specifically relating to the Offering. The Offering shall have complied in all material respects with the Securities Act and all applicable rules and regulations of the Securities and Exchange Commission and all applicable state securities laws.

          (d) Listing on NYSE. The Shares to be sold to the Purchaser in the Offering shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

          (e) Material Adverse Change. There shall not have occurred since the date hereof any material adverse change in the business, properties or financial condition of the Company not caused by any action of the Purchaser or Parent or any of their affiliates (other than the Company).

     6. Registration Rights. The Company agrees and acknowledges that the Shares to be purchased by Purchaser in the Offering will constitute Registrable Securities under that certain Second Amended and Restated Investor Agreement dated as of November 18, 1993 between the Company and Parent, certain rights under which Parent has assigned to the Purchaser pursuant to an Assignment of Registration Rights Agreement dated as of February 17, 1995.

    7.   Miscellaneous.

          (a) Survival of Representations, Warranties and Agreements. All representations, warranties and agreements contained herein shall survive the execution of this Agreement and shall remain in full force and effect following the consummation of the sale and purchase of the Shares.

          (b) Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors, assigns and affiliates, but shall not be assignable by any party hereto without the prior written consent of the other parties hereto, except as set forth in
Section 6(h) of the Investor Agreement.

          (c) Notices. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be given by delivery, by telex, telecopier or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

          If to the Company:

          Security Capital Industrial Trust
          14100 East 35th Place
          Aurora, Colorado 80011
          Attention: K. Dane Brooksher

          If to Parent:

          Security Capital Group Incorporated
          125 Lincoln Avenue
          Santa Fe, New Mexico 87501
          Attention: Jeffrey A. Klopf

          If to Purchaser:

          SC Realty Incorporated
          3753 Howard Hughes Parkway, Suite 200
          Las Vegas, Nevada 89101
          Attention: Ariel Amir

or to such other address with respect to a party as such party shall notify the other in writing.

          (d) Amendment. This Agreement may be amended only by a writing duly executed by all the parties hereto.

          (e) Severability. Insofar as is possible, each provision of this Agreement shall be interpreted so as to render it valid and enforceable under applicable law and severable from the remainder of this Agreement. A finding that any such provision is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of any other provision or the validity or enforceability of such provision under the laws of any other jurisdiction.

          (f) Captions. The Section and Paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

          (g) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

          (h) Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Maryland.

          (i) Limitation of Liability. Any obligation or liability whatsoever of the Company which may arise at any time under this Agreement or any obligation or liability which may be incurred by it pursuant to any other instrument, transaction or undertaking contemplated hereby shall be satisfied, if at all, out of the Company's assets only. No such obligation or liability shall be personally binding upon, nor shall resort for the enforcement thereof be had to, the property of any of its shareholders, trustees, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the day and year first above written.


                              SECURITY CAPITAL INDUSTRIAL TRUST


                              By: /s/ Jeffrey A. Klopf
                                  -------------------------
                              Name:  Jeffrey A. Klopf
                              Title: Secretary



                              SECURITY CAPITAL GROUP INCORPORATED


                              By: /s/ Jeffrey A. Klopf
                                  -------------------------
                              Name:  Jeffrey A. Klopf
                              Title: Secretary



                              SC REALTY INCORPORATED


                              By: /s/ Ariel Amir
                                  -------------------------
                              Name:  Ariel Amir
                              Title: Secretary